UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Shanda Games Limited

(Name of Issuer)

Class A Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

81941U105**

(CUSIP Number)

Guan Ning

Orient Finance Holdings (Hong Kong) Limited

29/F, 100 Queen’s Road Central, Central

Hong Kong

(852) 3519 1188

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 25, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
**	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81941U105

(1)	Name of reporting person Orient Finance Holdings (Hong Kong) Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Hong Kong
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0%
(14)	Type of reporting person (see instructions) CO

CUSIP No. 81941U105

(1)	Name of reporting person Orient Zhisheng Investment Center (Shanghai) L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0%
(14)	Type of reporting person (see instructions) PN

CUSIP No. 81941U105

(1)	Name of reporting person Orient Hongtai Capital Management (Shanghai) Co., Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0%
(14)	Type of reporting person (see instructions) CO

CUSIP No. 81941U105

(1)	Name of reporting person Orient Zhihui Investment Center (Shanghai) L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0% (2)
(14)	Type of reporting person (see instructions) PN

CUSIP No. 81941U105

(1)	Name of reporting person Orient Hongtai Capital Management (Beijing) Co., Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0%
(14)	Type of reporting person (see instructions) CO

CUSIP No. 81941U105

(1)	Name of reporting person Orient Ruide Capital Management (Shanghai) Co., Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0%
(14)	Type of reporting person (see instructions) CO

CUSIP No. 81941U105

(1)	Name of reporting person Orient Securities Capital Company Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0%
(14)	Type of reporting person (see instructions) CO

CUSIP No. 81941U105

(1)	Name of reporting person Orient Securities Company Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) Not applicable
(5)	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
(6)	Citizenship or place of organization The People’s Republic of China
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 0
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.0%
(14)	Type of reporting person (see instructions) CO

Introduction.

This statement on Schedule 13D/A (this “Statement”) amends the previous Schedule 13D filed by Orient Finance Holdings (Hong Kong) Limited and Orient Securities Company Limited with the Securities and Exchange Commission on September 11, 2014, as amended and supplemented by the Amendment No. 1 filed under Schedule 13D/A on September 25, 2014, the Amendment No. 2 filed under Schedule 13D/A on November 24, 2014, the Amendment No. 3 filed under Schedule 13D/A on March 20, 2015, the Amendment No. 3 filed under Schedule 13D/A on April 13, 2015 (the “Original 13D”) with respect to Shanda Games Limited (the “Issuer”). Except as amended and supplemented herein, the information set forth in the Original 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Original 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated as follows:

(a)-(c) This Statement is being filed jointly by and on behalf of (a) Orient Finance Holdings (Hong Kong) Limited, a company incorporated under the laws of Hong Kong (“Orient HK”), (b) Orient Zhisheng Investment Center (Shanghai) L.P., a limited partnership organized under the laws of the People’s Republic of China (“Orient Zhisheng”), (c) Orient Hongtai Capital Management (Shanghai) Co., Ltd., a company established under the laws of the People’s Republic of China (“Hongtai Shanghai”), (d) Orient Zhihui Investment Center (Shanghai) L.P., a limited partnership organized under the laws of the People’s Republic of China (“Orient Zhihui”), (e) Orient Hongtai Capital Management (Beijing) Co., Ltd., a company established under the laws of the People’s Republic of China (“Hongtai Beijing”), (f) Orient Ruide Capital Management (Shanghai) Co., Ltd., a company established under the laws of the People’s Republic of China (“Orient Ruide”), (g) Orient Securities Capital Company Limited, a company established under the laws of the People’s Republic of China (“Orient Capital”) and (h) Orient Securities Company Limited, a company established under the laws of the People’s Republic of China (“Orient Securities,” together with Orient HK, Orient Zhisheng, Hongtai Shanghai, Orient Zhihui, Hongtai Beijing, Orient Ruide, and Orient Capital, the “Reporting Persons”).

Orient HK’s principal business is making equity investments in private and public companies. Its principal business address, which also serves as its principal office, is 29/F, 100 Queen’s Road Central, Central, Hong Kong. Orient HK is directly wholly owned by Orient Securities.

Orient Zhisheng’s principal business is provision of investment management and consultancy services. Its principal business address, which also serves as its principal office, is 36F, Building No. 2, Orient International Finance Center, 318 South Zhong Shan Road, Shanghai, the People’s Republic of China. Hongtai Shanghai and Orient Capital are its general partners.

Hongtai Shanghai’s principal business is acting as the general partner of Orient Zhisheng. Its principal business address, which also serves as its principal office, is 36F, Building No. 2, Orient International Finance Center, 318 South Zhong Shan Road, Shanghai, the People’s Republic of China. Hongtai Shanghai is directly wholly owned by Orient Ruide.

Orient Zhihui’s principal business is provision of investment management and consultancy services. Its principal business address, which also serves as its principal office, is 36F, Building No. 2, Orient International Finance Center, 318 South Zhong Shan Road, Shanghai, the People’s Republic of China. Hongtai Beijing and Orient Capital are its general partners.

Hongtai Beijing’s principal business is acting as the general partner of Orient Zhihui. Its principal business address, which also serves as its principal office, is 1219, Techart Plaza, 30 Xue Yuan Road, Haidian District, Beijing, the People’s Republic of China. Hongtai Beijing is directly wholly owned by Orient Ruide.

Orient Ruide’s principal business is provision of investment management and consultancy services. Its principal business address, which also serves as its principal office, is 36F, Building No. 2, Orient International Finance Center, 318 South Zhong Shan Road, Shanghai, the People’s Republic of China. Orient Ruide is directly wholly owned by Orient Capital.

Orient Capital’s principal business is making equity investments in private and public companies. Its principal business address, which also serves as its principal office, is 36F, Building No. 2, Orient International Finance Center, 318 South Zhong Shan Road, Shanghai, the People’s Republic of China. Orient Capital is directly wholly owned by Orient Securities.

Orient Securities is a financial service firm providing securities brokerage, investment consultancy, and equity and debt financing services. Its principal business address, which also serves as its principal office, is 22, 23, and 25-29F, Building No. 2, Orient International Finance Center, 318 South Zhong Shan Road, Shanghai, the People’s Republic of China.

(d) None of the Reporting Persons has been convicted in a criminal proceeding the past five years (excluding traffic violations or similar misdemeanors).

(e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

Not applicable.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

On January 27, 2014, Shanda Interactive Entertainment Limited (“Shanda Interactive”) and Primavera Capital (Cayman) Fund I L.P. (“Primavera”) (together with Shanda Interactive, the “Initial Consortium” and each member in the Initial Consortium, a “Initial Consortium Member”) entered into a consortium agreement (the “Initial Consortium Agreement”). Under the Initial Consortium Agreement, the Initial Consortium Members agreed, among other things, (i) to jointly deliver a preliminary non-binding proposal to the board of directors of the Issuer (the “Board”) to acquire the Issuer in a going-private transaction (the “Initial Consortium Transaction”), (ii) to deal exclusively with each other with respect to the Initial Consortium Transaction until the earlier of (x) nine months after the date thereof, and (y) termination of the Initial Consortium Agreement by all Initial Consortium Members, (iii) to use their reasonable efforts and cooperate in good faith to arrange debt financing to support the Initial Consortium Transaction, and (iv) to cooperate and proceed in good faith to negotiate and consummate the Initial Consortium Transaction.

On January 27, 2014, Shanda SDG Investment Limited (“SDG”), a wholly-owned subsidiary of Shanda Interactive, and Primavera entered into a share purchase agreement (the “Primavera Share Purchase Agreement”) pursuant to which SDG sold, and Primavera purchased, 28,959,276 Class A Ordinary Shares (the “Primavera Purchase Shares”) at US$2.7625 per Class A Ordinary Share. The purchase and sale of the Primavera Purchase Shares was completed on February 17, 2014.

On April 18, 2014, SDG and Perfect World Co., Ltd. (“Perfect World”) entered into a share purchase agreement (the “PW Share Purchase Agreement”) pursuant to which SDG sold, and Perfect World purchased, 30,326,005 Class A Ordinary Shares (the “PW Purchase Shares”) at US$3.2975 per Class A Ordinary Shares. The purchase and sale of the PW Purchase Shares was completed on May 16, 2014.

Concurrently with the execution of the PW Share Purchase Agreement, Shanda Interactive, Primavera and Perfect World entered into an adherence agreement (the “PW Adherence Agreement”), pursuant to which Perfect World became a party to the Initial Consortium Agreement and joined the Initial Consortium.

On April 25, 2014, FV Investment Holdings (“FV Investment”), which is an affiliate of FountainVest Partners, Shanda Interactive, Primavera and Perfect World entered into an adherence agreement (the “FV Adherence Agreement”), pursuant to which FV Investment became a party to the Initial Consortium Agreement and joined the Initial Consortium.

On May 19, 2014, CAP IV Engagement Limited (“Carlyle”), which is an affiliate of Carlyle Asia Partners IV, L.P., Shanda Interactive, Primavera, Perfect World and FV Investment entered into an adherence agreement (the “Carlyle Adherence Agreement”), pursuant to which Carlyle became a party to the Initial Consortium Agreement and joined the Initial Consortium.

On August 31, 2014, SDG and Orient HK entered into a share purchase agreement (the “Orient Share Purchase Agreement”) pursuant to which SDG agreed to sell, and Orient HK agreed to purchase, 123,552,669 Class A Ordinary Shares (the “Orient Purchase Shares”) at US$3.45 per Class A Ordinary Share (the “Orient Purchase Price”) subject to the terms and conditions thereof. Pursuant to the Orient Share Purchase Agreement, if (i) a going-private transaction occurs within one year of the closing date of the sale of the Orient Purchase Shares where Orient HK is part of the buyer consortium and the Going-private Price is higher than the Orient Purchase Price, or (ii) a going-private transaction occurs within one year of the closing date of the sale of the Orient Purchase Shares where Orient HK is not part of the buyer consortium due to its own decision or election without SDG’s written consent and the Going-private Price is higher than the Orient Purchase Price, Orient shall pay SDG the shortfall between the Orient Purchase Price and the Going-private Price with respect to all the Orient Purchase Shares. Pursuant to the Orient Share Purchase Agreement, if a going-private transaction is not consummated within one year of the closing date of the sale of the Orient Purchase Shares solely due to SDG’s failure to vote in favor of such going-private transaction, SDG shall repurchase the Orient Purchase Shares at a per share price equal to the Orient Purchase Price. The purchase and sale of the Orient Purchase Shares was completed on September 23, 2014.

On September 1, 2014, Perfect World, FV Investment and Carlyle withdrew from the Initial Consortium pursuant to a withdrawal notice (the “Withdrawal Notice”).

On September 1, 2014, Shanda Interactive, Primavera and Orient HK entered into an adherence agreement (the “Orient Adherence Agreement”), pursuant to which Orient HK became a party to the Initial Consortium Agreement and joined the Initial Consortium.

On September 1, 2014, SDG and Shanghai Buyout Fund L.P., a limited partnership formed under the laws of the People’s Republic of China (“Haitong”) entered into a share purchase agreement (the “Haitong Share Purchase Agreement I”) pursuant to which SDG agreed to sell, and Haitong agreed to purchase, 48,152,848 Class A Ordinary Shares (the “Haitong Purchase Shares”) at US$3.45 per Class A Ordinary Share subject to the terms and conditions thereof. The purchase and sale of the Haitong Purchase Shares was completed on September 23, 2014.

Concurrently with the execution of the Haitong Share Purchase Agreement I, Primavera, Perfect World and Haitong entered into a share purchase agreement (the “Haitong Share Purchase Agreement II”), pursuant to which Haitong agreed to purchase 28,959,276 and 30,326,005 Class A Ordinary Shares (collectively, the “Haitong Secondary Purchase Shares”) from Primavera and Perfect World, respectively. The purchase and sale of the Haitong Secondary Purchase Shares was completed on September 23, 2014. In connection with the transaction, SDG, Primavera and Perfect World entered into a consent and release dated as of September 1, 2014 (the “Consent and Release”), pursuant to which all remaining obligations of Primavera and its affiliates and SDG and its affiliates under the Primavera Share Purchase Agreement, and all remaining obligations of Perfect World and its affiliates and SDG and its affiliates under the PW Share Purchase Agreement, as applicable, automatically terminated upon consummation of the transaction.

On September 1, 2014, Shanda Interactive, Primavera and Haitong entered into an adherence agreement (the “Haitong Adherence Agreement”), pursuant to which Haitong became a party to the Initial Consortium Agreement and joined the Initial Consortium.

On September 1, 2014, SDG and Ningxia Zhongyincashmere International Group Co., Ltd, a company formed under the laws of the People’s Republic of China (“Ningxia”) entered into a share purchase agreement (the “Ningxia Share Purchase Agreement”) pursuant to which SDG agreed to sell, and Ningxia agreed to purchase, 80,577,828 Class A Ordinary Shares (the “Ningxia Purchase Shares”) at US$3.45 per Class A Ordinary Share subject to the terms and conditions thereof. The purchase and sale of the Ningxia Purchase Shares was completed on September 23, 2014.

On September 1, 2014, Shanda Interactive, Primavera and Ningxia entered into an adherence agreement (the “Ningxia Adherence Agreement”), pursuant to which Ningxia became a party to the Initial Consortium Agreement and joined the Initial Consortium.

On September 1, 2014, Primavera withdrew from the Initial Consortium pursuant to a withdrawal notice (the “Primavera Withdrawal Notice”). From and after September 1, 2014, references to the “Initial Consortium” or the “Initial Consortium Members” should include Shanda Interactive, Ningxia, Orient HK and Haitong, and should not include Perfect World, FV Investment, Carlyle or Primavera.

On October 27, 2014, the exclusivity period under the Initial Consortium Agreement expired. On October 28, 2014, Shanda Interactive and Ningxia entered into a letter agreement (the “Exclusivity and Release Letter”), pursuant to which (i) Shanda Interactive and Ningxia agreed to continue to work exclusively with each other until November 25, 2014 to undertake a going-private transaction involving the Company; (ii) Ningxia agreed to release Shanda Interactive and its affiliates from any and all liabilities or claims relating to, among other things, the Initial Consortium Agreement, the Initial Consortium Transaction and any proposal or offer of similar transactions; and (iii) Ningxia agreed to indemnify Shanda Interactive and its affiliates against any and all liabilities or claims relating to, among other things, the Initial Consortium Agreement, the Initial Consortium Transaction and any proposal or offer of similar transactions, and Shanda Interactive’s negotiation, execution, delivery and performance of the Exclusivity and Release Letter.

On November 24, 2014, Orient HK entered into two share purchase agreements with each of Orient Hongtai (Hong Kong) Limited, a company incorporated under the laws of Hong Kong (“Orient Hongtai”)(the “Hongtai Share Purchase Agreement”) and Orient Hongzhi (Hong Kong) Limited, a company incorporated under the laws of Hong Kong (“Orient Hongzhi”) (the “Hongzhi Share Purchase Agreement”), pursuant to which Orient Hongtai and Orient Hongzhi purchased, 61,776,334 Class A Ordinary Shares and 61,776,335 Class A Ordinary Shares, respectively, from Orient HK.

On November 25, 2014, SDG, Ningxia, Zhongrong Shengda Investment Holdings (Hong Kong) Company Limited, a company established under the laws of Hong Kong (“Zhongrong Shengda”), and Yili Shengda Investment Holdings (Hong Kong) Company Limited, a company formed under the laws of Hong Kong (“Yili Shengda”) entered into a share purchase agreement (the “SDG Class B Share Purchase Agreement”), pursuant to which each of Zhongrong Shengda and Yili Shengda agreed to purchase 48,759,187 Class B Ordinary Shares from SDG. The purchase and sale under the SDG Class B Share Purchase Agreement were completed on the same day (the “Closing”). As a result, all of the Class B Ordinary Shares held by SDG immediately prior to the Closing were transferred to Zhongrong Shengda and Yili Shengda, and SDG no longer beneficially owns any ordinary shares of the Issuer.

On December 5, 2014, Ningxia Yilida Capital Investment Limited Partnership, an affiliate of Yili Shengda (“Ningxia Yilida”) and Ningxia (together with Ningxia Yilida, the “Second Consortium,” and each member of the Second Consortium, a “Second Consortium Member”) entered into a consortium agreement (the “Second Consortium Agreement”). Under the Second Consortium Agreement, the Second Consortium Members agreed, among other things, (i) to acquire the Issuer in a going private transaction (the “Second Consortium Transaction”), (ii) to deal exclusively with each other with respect to the Second Consortium Transaction until the earlier of (x) February 6, 2015, and (y) termination of the Second Consortium Agreement, and (iii) to cooperate and proceed in good faith to negotiate and consummate the Second Consortium Transaction. The Second Consortium Members intended to acquire the Issuer at a price of US$6.90 in cash per ADS (each representing two Class A Ordinary Shares) or $3.45 in cash per Class A or Class B Ordinary Share. Pursuant to its terms, the Second Consortium Agreement terminated automatically on February 6, 2015 upon the expiration of the exclusivity period.

On March 16, 2015, Ningxia Yilida, Ningxia, Orient Hongtai, Orient Hongzhi and Hao Ding International Limited, a British Virgin Islands company controlled by Haitong that directly holds the 107,438,129 Class A Ordinary Shares beneficially owned by Haitong (“Hao Ding”, together with Ningxia Yilida, Ningxia, Orient Hongtai and Orient Hongzhi, the “Third Consortium,” and each member of the Third Consortium, a “Third Consortium Member”), entered into a consortium agreement (the “Third Consortium Agreement”). Under the Third Consortium Agreement, the Third Consortium Members agreed, among other things, (i) to acquire the Issuer in a going private transaction (the “Transaction”), (ii) to deal exclusively with each other with respect to the Third Consortium Transaction until the earlier of (x) April 30, 2015, and (y) termination of the Third Consortium Agreement, and (iii) to cooperate and proceed in good faith to negotiate and consummate the Third Consortium Transaction.

On April 3, 2015, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”) with Capitalhold Limited, a Cayman Islands company (“Capitalhold”) and Capitalcorp Limited, a Cayman Islands company and a wholly-owned subsidiary of Capitalhold (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger and becoming a wholly-owned subsidiary of Capitalhold as a result of the Merger. At the effective time of the Merger, each of the Issuer’s Class A Ordinary Shares issued and outstanding immediately prior to the effective time of the Merger (including Ordinary Shares represented by ADSs) will be cancelled in consideration for the right to receive $3.55 per Ordinary Share or US$7.10 per ADS, in each case, in cash, without interest and net of any applicable withholding taxes, except for (i) the Ordinary Shares held by each of Yili Shengda, Zhongrong Shengda, Zhongrong, Orient Hongtai, Orient Hongzhi, and Hao Ding (such shareholders, the “Rollover Shareholders,” and such Ordinary Shares, the “Rollover Shares”), and any Ordinary Shares held by Capitalhold, the Issuer or any of their subsidiaries immediately prior to the effective time of the Merger, each of which will be cancelled without payment of any consideration or distribution therefor, and (ii) Ordinary Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which Ordinary Shares will be cancelled at the effective time of the Merger for the right to receive the fair value of such Ordinary Shares determined in accordance with the provisions of Section 238 of the Companies Law of the Cayman Islands. The Merger is subject to the approval of the Issuer’s shareholders and various other closing conditions.

Concurrently with the execution of the Merger Agreement, the Rollover Shareholders entered into a support agreement (the “Support Agreement”) with Capitalhold, pursuant to which the Rollover Shareholders agreed, among other things, that (i) each of them will vote the Rollover Shares in favor of the authorization and approval of the Merger Agreement and the transactions contemplated thereunder, including the Merger, and (ii) the Rollover Shares will be cancelled without payment of any consideration or distribution therefor at the effective time of the Merger.

Concurrently with the execution of the Merger Agreement, each of Ningxia Zhongrong Legend Equity Investment Partnership Enterprise (Limited Partnership), a partnership established under the laws of the People’s Republic of China (“Zhongrong Legend”), Ningxia Silkroad equity Investment Partnership Enterprise (Limited Partnership) (“Ningxia Silkroad”), and Zhengjun Equity Investment Partnership Enterprise (Limited Partnership) (“Zhengjun Investment”), a PRC limited partnership and an affiliate of Ningxia Yilida, entered into an adherence agreement (individually, the “Zhongrong Legend Adherence Agreement,” the “Ningxia Silkroad Adherence Agreement,” and the “Zhengjun Investment Adherence Agreement”) with the existing Third Consortium Members, pursuant to which each of Zhongrong Legend, Ningxia Silkroad and Zhengjun Investment became a party to the Third Consortium Agreement and joined the Third Consortium.

Concurrently with the execution of the Merger Agreement, each of Zhongrong Legend, Ningxia Silkroad and Zhengjun Investment entered into an equity commitment letter (individually, the “Zhongrong Legend Equity Commitment Letter,” the “Ningxia Silkroad Commitment Letter,” and the “Zhengjun Investment Commitment Letter”) with Capitalhold, pursuant to which each of Zhongrong Legend, Ningxia Silkroad and Zhengjun Investment undertook to fund the transactions contemplated under the Merger Agreement through cash contributions in Capitalhold from each of them or their affiliates.

Concurrently with the execution of the Merger Agreement, each of Zhongrong Legend, Ningxia Silkroad and Zhengjun Investment entered into a limited guarantee (individually, the “Zhongrong Legend Limited Guarantee,” the “Ningxia Silkroad Limited Guarantee,” and the “Zhengjun Investment Limited Guarantee”) in favor of the Issuer with respect to, among other things, a portion of the payment obligations of Capitalhold and Merger Sub corresponding to the cash contributions committed by each of Zhongrong Legend, Ningxia Silkroad and Zhengjun Investment as set out in their respective equity commitment letters.

On June 25, 2015, in a privately negotiated transaction, Litian Investment Center (Shanghai) L.P., a limited partnership organized under the laws of the PRC (“Litian”), Orient Zhihui, HuaSung Holdings Limited, a British Virgin Islands company (“HuaSung”), and Orient Hongzhi entered into a Share Purchase Agreement (the “Litian Share Purchase Agreement”), pursuant to which Litian agreed to acquire the 100% equity interests of HuaSung from Orient Zhihui, which directly owns the 100% equity interests of HuaSung, which directly owns the 100% equity interests of Orient Hongzhi. The aggregate purchase price paid by Litian for the transaction was RMB 1,705,000,000 (approximately $274,506,329). The transaction closed on June 30, 2015, and the parties have filed appropriate documentation to obtain governmental approval for the share transfer. As a result, Litian, through HuaSung, beneficially owns 100% of the equity interest of Orient Hongzhi, which directly owns 61,776,335 Class A Ordinary Shares, which is the sole asset of Orient Hongzhi. Orient Hongzhi is the sole asset of HuaSung.

On June 25, 2015, in a privately negotiated transaction, Lihua Investment Center (Shanghai) L.P., a limited partnership organized under the laws of the PRC (“Lihua”), Orient Zhisheng, TonSung Holdings Limited, a British Virgins Islands business company (“TonSung”) and Orient Hongtai entered into a Share Purchase Agreement (the “Lihua Share Purchase Agreement”), pursuant to which Lihua agreed to acquire 100% equity interests of TonSung from Orient Zhisheng, which directly owns the 100% equity interests of TonSung, which directly owns 100% of the equity interests of Orient Hongtai. The aggregate purchase price paid by Lihua for the transaction is RMB 1,705,000,000 (approximately $274,506,329). The transaction closed on June 30, 2015, and the parties have filed appropriate documentation to obtain governmental approval for the share transfer. As a result, Lihua, through TonSung, beneficially owns 100% of the equity interest of Orient Hongtai, which directly owns 61,776,334 Class A Ordinary Shares, which is the sole asset of Orient Hongtai. Orient Hongtai is the sole asset of TonSung.

Liyou Investment Management (Shanghai) Company Limited, a company organized under the laws of the PRC, and Huatong Holding Group Company Limited, a company organized under the laws of the PRC, are the ordinary general partners of each of Litian and Lihua and have the joint authority to vote and to dispose of the securities owned by Litian and Lihua, respectively. Orient Capital serves as the administrative general partner of each of Litian and Lihua with no such authority to vote or dispose and, accordingly, it has no beneficial ownership interest in the securities owned by Litian and Lihua.

If the Merger is completed, the ADSs would be delisted from the NASDAQ Global Select Market and the Issuer’s obligations to file periodic report under the Exchange Act would be terminated.

In addition, consummation of the Merger could result in one or more of the actions specified in clauses (a)-(j) of Item 4 of Schedule 13D, including the acquisition or disposition of securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, a change to the Board (as the board of the surviving company in the Merger) to consist solely of persons to be designated by the Third Consortium Members, and a change in the Issuer’s memorandum and articles of association to reflect that the Issuer would become a privately held company. No assurance can be given that the Merger will be consummated.

Descriptions of the Initial Consortium Agreement, the Primavera Share Purchase Agreement, the PW Share Purchase Agreement, the PW Adherence Agreement, the FV Adherence Agreement, the Carlyle Adherence Agreement, the Orient Share Purchase Agreement, the Haitong Share Purchase Agreement I, the Ningxia Share Purchase Agreement, the Orient Adherence Agreement, the Haitong Adherence Agreement, the Ningxia Adherence Agreement, the Withdrawal Notice, the Primavera Withdrawal Notice, the Haitong Share Purchase Agreement II, the Consent and Release, the Exclusivity and Release Letter, the SDG Class B Share Purchase Agreement, the Hongtai Share Purchase Agreement, the Hongzhi Share Purchase Agreement the Second Consortium Agreement, the Third Consortium Agreement, the Merger Agreement, the Support Agreement, the Zhongrong Legend Adherence Agreement, the Ningxia Silkroad Adherence Agreement, the Zhengjun Investment Adherence Agreement, the Zhongrong Legend Equity Commitment Letter, the Ningxia Silkroad Equity Commitment Letter, the Zhengjun Investment Equity Commitment Letter, the Zhongrong Legend Limited Guarantee, the Ningxia Silkroad Limited Guarantee, the Zhengjun Investment Limited Guarantee, the Litian Share Purchase Agreement, the Lihua Share Purchase Agreement in this Statement are qualified in their entirety by reference to such above-mentioned agreements, copies of which are filed as Exhibits 7.03, 7.04, 7.05, 7.06, 7.07, 7.08, 7.09, 7.10, 7.11, 7.12, 7.13, 7.14, 7.15, 7.16,7.17, 7.18, 7.19, 7.20, 7.21, 7.22, 7.23, 7.24, 7.25, 7.26, 7.27, 7.28, 7.29, 7.30, 7.31, 7.32, 7.33, 7.34 and 7.35 hereto and incorporated herein by reference in their entirety.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) – (b) is hereby amended and restated as follows:

Item 5 is hereby amended and restated as follows:

(a) – (b) As a result of the transactions disclosed herein, the Reporting Persons no longer own any securities of the Company or have sole or shared power to vote, direct the vote, dispose or direct the disposition with respect to any securities of the Company, and therefore their obligation to file further amendments to this Statement has terminated.

(c) Except as set forth in Item 3 above, the Reporting Persons have not effected any transaction in the Class A Ordinary Shares of the Company during the past 60 days.

(e) On June 30, 2015, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Class A Ordinary Shares of the Company as a result of the consummation of the transactions under the Litian Share Purchase Agreement and Lihua Share Purchase Agreement.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

Descriptions of the Initial Consortium Agreement, the Primavera Share Purchase Agreement, the PW Share Purchase Agreement, the PW Adherence Agreement, the FV Adherence Agreement, the Carlyle Adherence Agreement, the Orient Share Purchase Agreement, the Haitong Share Purchase Agreement I, the Ningxia Share Purchase Agreement, the Orient Adherence Agreement, the Haitong Adherence Agreement, the Ningxia Adherence Agreement, the Withdrawal Notice, the Primavera Withdrawal Notice, the Haitong Share Purchase Agreement II, the Consent and Release, the Exclusivity and Release Letter, the SDG Class B Share Purchase Agreement, the Hongtai Share Purchase Agreement, the Hongzhi Share Purchase Agreement, the Second Consortium Agreement, the Third Consortium Agreement, the Merger Agreement, the Support Agreement, the Zhongrong Legend Adherence Agreement, the Ningxia Silkroad Adherence Agreement, the Zhengjun Investment Adherence Agreement, the Zhongrong Legend Equity Commitment Letter, the Ningxia Silkroad Equity Commitment Letter, the Zhengjun Investment Equity Commitment Letter, the Zhongrong Legend Limited Guarantee, the Ningxia Silkroad Limited Guarantee, the Zhengjun Investment Limited Guarantee, the Litian Share Purchase Agreement and Lihua Share Purchase Agreement in this Statement under Item 4 are incorporated herein by reference in their entirety.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is hereby amended and supplemented by removing Exhibit 7.01 and adding Exhibits 7.34 and 7.35 to the end thereof:

Exhibit 7.34	Litian Share Purchase Agreement dated June 25, 2015 (Translated Version)

Exhibit 7.35	Lihua Share Purchase Agreement dated June 25, 2015 (Translated Version)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 1, 2015

Orient Finance Holdings (Hong Kong) Limited

By:	/s/ Guan Ning
	Name:	Guan Ning
	Title:	Chief Executive Officer

Orient Zhisheng Investment Center (Shanghai) L.P.
By Orient Hongtai Capital Management (Shanghai) Co., Ltd., its general partner

By:	/s/ Chen Bo
	Name:	Chen Bo
	Title:	Director

By Orient Securities Capital Company Limited, its general partner

By:	/s/ Jin Wenzhong
	Name:	Jin Wenzhong
	Title:	Chairman

Orient Hongtai Capital Management (Shanghai) Co., Ltd.

By:	/s/ Chen Bo
	Name:	Chen Bo
	Title:	Director

Orient Zhihui Investment Center (Shanghai) L.P.
By Orient Hongtai Capital Management (Beijing) Co., Ltd., its general partner

By:	/s/ Chen Bo
	Name:	Chen Bo
	Title:	Director

By Orient Securities Capital Company Limited, its general partner

By:	/s/ Jin Wenzhong
	Name:	Jin Wenzhong
	Title:	Chairman

Orient Hongtai Capital Management (Beijing) Co., Ltd.

By:	/s/ Chen Bo
	Name:	Chen Bo
	Title:	Director

Orient Ruide Capital Management (Shanghai) Co., Ltd.

By:	/s/ Chen Bo
	Name:	Chen Bo
	Title:	Director

Orient Securities Capital Company Limited

By:	/s/ Jin Wenzhong
	Name:	Jin Wenzhong
	Title:	Chairman

Orient Securities Company Limited

By:	/s/ Jin Wenzhong
	Name:	Jin Wenzhong
	Title:	Chief Executive Officer